UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

19 August 2014
Commission File No. 001-32846

____________________________

CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

2014 INTERIM RESULTS

CRH plc, the international building materials group, issues the following Interim Results for the six months ended 30 June 2014.

Key Points

•	Sales revenue increased by 4%; up 7% in Europe and up 1% in the Americas. Like-for-like sales up 5%.

•	Earnings before interest, tax, depreciation and amortisation (EBITDA) in line with AGM guidance;
EBITDA 27% ahead of first-half 2013 reflecting strong operating leverage.

•	Dividend per share maintained at 18.5c.

•	Portfolio review is progressing; a multi-year divestment programme of c. €1.5 - €2 billion is actively underway.

•	First-half acquisitions/investments of €130 million.

•	Incremental cost savings of €45 million to date in 2014 with full year target of €100 million on track.

•	Continued focus on cash flow – lower seasonal working capital and capital expenditure outflows.

•	Net debt of €3.7 billion, €0.5 billion lower than June 2013.

Key Figures

	Six months ended 30 June
	2014	2013

	€ m	€ m	Change
Sales revenue	8,324	8,007	+4%
EBITDA1	505	397	+27%
Operating profit1	171	41	+€130m
Profit on disposals	17	18
Finance costs, net	(150)	(146)
Share of joint venture/associate profit	23	16
Profit/(loss) before tax	61	(71)	+€132m
	€ cent	€ cent
Basic earnings/(loss) per share	6.1	(7.8)	+13.9c
Dividend per share	18.5	18.5	No change
1 EBITDA and operating profit exclude profit on disposals and CRH's share of joint ventures’ and associates' profit after tax

 Albert Manifold, Chief Executive, said today:

“2014 got off to an encouraging start with favourable weather in Europe and continuing recovery in the US. We are pleased with the strong operating leverage which is reflected in margin improvement for the period. Economic indicators continue to be positive in the Americas, while in Europe we have seen some easing of trends in recent months. Assuming normal weather patterns and no major market dislocations, and with the benefit of contributions from acquisitions and cost saving measures, we continue to expect second-half Group EBITDA to be somewhat ahead of last year (H2 2013: €1.08 billion).”

Announced Tuesday, 19 August 2014

2014 INTERIM RESULTS

OVERVIEW

2014 got off to an encouraging start for the building materials sector, with favourable early-season weather in Europe and continuing recovery in the US. Trading results for the first half of 2014 reflect contrasting weather patterns between Europe and the Americas and an economic backdrop of modest, if mixed recovery across our main markets. Our European operations started the year very positively with the benefit of benign weather compared with the prolonged winter conditions in the first half of 2013.  In the Americas, against the backdrop of an improving overall economic environment, first-half trading was impacted by very severe weather conditions for the second successive year in many of our markets.

Reported sales revenue for the period of €8.3 billion was 4% ahead of 2013. On a like-for-like basis, excluding the impact of acquisitions, divestments and exchange translation, underlying sales were 5% higher than 2013;  a like-for-like increase of 6% in Europe reflected the favourable weather in the early months of the year,  while underlying sales in the Americas were 4% ahead of last year.

The first half saw a 27% increase in EBITDA to €505 million.  With this strong operating leverage on 4% sales growth,  EBITDA/sales margins improved in five of our six reporting segments.  In Europe, better volumes and capacity utilisation, together with the benefits of our profit improvement initiatives, resulted in improved margins in all three business segments.  In the Americas, the Products business was most impacted by the early weather disruptions and saw its EBITDA/sales margin decline;  this was offset by higher margins in both the Materials and Distribution businesses.  The overall Group EBITDA margin improved by 1.1 percentage points to 6.1%.

After depreciation and amortisation charges of €334 million (H1 2013: €356 million), first-half operating profit (EBIT) amounted to €171 million (H1 2013: €41 million).  No impairment charges have arisen in the period (H1 2013: nil).

First-half profit before tax of €61 million compared with a loss of €71 million in 2013. Earnings per share for the period amounted to 6.1c (H1 2013: loss per share 7.8c).

Note 2 on page 16 analyses the key components of first half 2014 performance.

DIVIDEND

The Board has decided to maintain the 2014 interim dividend at last year’s level of 18.5c per share. It is proposed to pay the interim dividend on 24 October 2014 to shareholders registered at the close of business on 29 August 2014. A scrip dividend alternative will be offered to shareholders.

PORTFOLIO REVIEW

Our portfolio review is progressing well. An orderly, multi-year divestment programme, amounting to c. €1.5 billion to €2 billion, is underway for businesses which no longer meet our returns and growth criteria, or for which we believe CRH is no longer the best long-term owner. We are now focusing on our core businesses (c. 80% net assets, c. 90% EBITDA), optimising the portfolio to meet our financial objectives, and prioritising the allocation and reallocation of capital as we reset for growth and restore margins and returns to peak levels.

DEVELOPMENT

Total acquisition/investment activity in the first half of 2014 amounted to €130 million (H1 2013: €470 million) on a total of 11 transactions. These acquisitions are expected to contribute annualised sales of approximately €114 million, of which €43 million has been reflected in our Interim 2014 results.

In the Americas, the Materials Division completed four bolt-on transactions across its operations, increasing vertical integration in a number of key markets, particularly in the Central West. Our Products businesses also completed four transactions during the first half of 2014, of which the most significant was Hope Agri Products, a market-leading supplier of soils, mulches and decorative stone to large homecenter chains. The three other acquisitions in the Products segment strengthened our local market positions and should deliver good synergies as we consolidate the acquired businesses with our existing operations.

In Europe, three transactions completed by our Distribution operations strengthened our builders merchants network in the Netherlands, Belgium and France.

COST REDUCTION/PROFIT IMPROVEMENT PROGRAMME

CRH was one of the first companies in the building materials sector to commence implementation of a detailed programme, which we started in early 2007, to reduce costs and scale capacity as we adapted to changing demand patterns. This ongoing cost reduction programme continues to focus on improving the Group’s cost base with incremental savings of €45 million delivered in the first half of 2014. We remain on track to deliver €100 million for 2014 and a further €75 million in 2015 which will bring cumulative savings by end-2015 to €2.6 billion.

Costs incurred in implementing the savings amounted to €9 million (H1 2013: €20 million) in the first half, bringing the cumulative total cost of implementation of the programme to €568 million.

FINANCE

Net finance costs for the period amounted to €150 million (H1 2013: €146 million). The interim tax charge has been estimated, as in prior years, based on the current expectations of the full year tax charge.

Net debt of €3.7 billion at 30 June 2014 was €0.5 billion lower than the figure reported at end-June 2013, reflecting the Group’s strong focus on cash management and rigorous discipline with regard to capital expenditure and working capital. In line with the normal seasonal pattern of the Group’s trading, which sees a significant working capital outflow in the first half of the year as the construction season gets under way, net debt increased by €0.7 billion during the six-month period.

In July 2014 the Group issued a €600 million 7-year euro bond at a coupon rate of 1.75%, the lowest coupon ever achieved by the Group in the capital markets. The Group remains in a very strong financial position with €1.1 billion of cash and cash equivalents at end-June; 97% of the Group’s gross debt was term/bond debt or drawn under committed term facilities, 90% of which matures after more than one year. Undrawn committed facilities at end-June amounted to €2.6 billion.

OUTLOOK

After the strong start in Europe we have seen an easing of trends in recent months, and while the uncertain political backdrop in Ukraine remains a cause for concern, we expect second-half performance to be broadly in line with last year. We also continue to remain focused on implementing the cost initiatives already announced.

In the Americas, against the backdrop of positive economic indicators we continue to expect an improvement in housing and non-residential construction in 2014, with infrastructure activity likely to be stable. Although the mild weather conditions in the corresponding period of 2013 make the comparatives more demanding, we expect the Americas overall to be ahead in the second half of 2014.

Assuming normal weather patterns and no major market dislocations, and with the benefit of contributions from acquisitions and cost saving measures, we continue to expect second-half Group EBITDA to be somewhat ahead of last year (H2 2013: €1.08 billion).

EUROPE MATERIALS

	%	Six months ended 30 June		Total	Analysis of change
€ million	Change	2014	2013	Change	Organic	Acquisitions	Restructuring	Pensions/CO2	Exchange
Sales revenue	+9%	1,087	993	+94	+69	+34	-	-	-9
EBITDA*	+75%	103	59	+44	+37	+2	+1	+5	-1
Operating profit/(loss)*	n/m	35	(10)	+45	+40	-1	+1	+5	-
EBITDA/sales		9.5%	5.9%
Op.profit-(loss) /sales		3.2%	-1.0%
*EBITDA and operating profit/(loss) exclude profit on disposals No pension restructuring gains were recorded (H1 2013: €2 million)					Gains from CO2 amounted to €10 million (H1 2013: €3 million) Restructuring costs amounted to €2 million (H1 2013: €3 million)

Our Europe Materials operations benefited from improved underlying demand in key markets together with favourable weather compared with the first half of 2013. As a result, like-for-like sales volumes were well ahead of 2013 overall with Poland and Ukraine posting strong increases. The leverage on the increased sales together with a stable input cost environment and operational efficiencies resulted in operating profit well ahead of 2013.

Central and Eastern Europe

Our Poland activities benefited from improving underlying demand supported by generally mild weather conditions. Our cement volumes were significantly higher benefiting from the 22% increase in industry volumes in the period; while our aggregates and concrete volumes were also higher. Although cement prices were 2% below the average for the first half of last year, overall margin and operating profit were significantly higher.

Ukraine benefited from the mild winter and, with the political unrest having less of an impact in the West of the country than in the East, our like-for-like cement volumes were up 20% in the first half. The increased volumes together with the acquisition of Mykolaiv Cement from Lafarge in September 2013 resulted in operating profit substantially ahead of 2013. However, the uncertain political backdrop remains a cause for concern.

Switzerland, Finland

Construction activity in Switzerland continued at a relatively high level, and our cement operations reported 12% volume growth in the first half driven by strong residential and infrastructure markets which also benefited sales of readymixed concrete and aggregates. Overall operating profit and margin were ahead of 2013.

Construction activity in Finland was somewhat down in the first half, resulting in reduced volumes of cement, aggregates and concrete. However, with strong cost control, profits were in line with the first half of 2013.

Ireland, Spain, Benelux

In Ireland construction activity has begun to rise, albeit from a very low base. With the benefit of cost reduction initiatives and the resizing of our businesses over the past number of years, overall profit and margin improved and we are in a strong position to leverage from the modest growth.

In Spain construction activity continues to fall, although at a more moderate pace; however, with the benefits of restructuring our out-turn improved.

In the Benelux, our readymixed concrete and aggregates business in the Netherlands continued to be affected by the competitive trading environment while our cement volumes in Belgium benefited from a more stable economic backdrop. Overall Benelux operating profit was behind 2013.

EUROPE PRODUCTS

	%	Six months ended 30 June		Total	Analysis of change
€ million	Change	2014	2013	Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	+10%	1,261	1,147	+114	+105	+6	-	-	+3
EBITDA*	+87%	101	54	+47	+37	-	-	+10	-
Operating profit*	n/m	57	3	+54	+44	-	-	+10	-
EBITDA/sales		8.0%	4.7%
Op.profit/sales		4.5%	0.3%
*EBITDA and operating profit exclude profit on disposals					No restructuring costs were incurred (H1 2013: €10 million)

Although benefiting from relatively favourable weather compared with the first half of 2013, construction activity in our Europe Products markets was mixed. The positive impacts of strong residential demand in the UK, underlying progress in Denmark and stabilising volumes in the Benelux and Germany were partially offset by continuing declines in France.  Overall like-for-like sales increased by 9% in the first half of the year. The benefits of our continued focus on cost control, and our previously implemented restructuring measures, together with operating leverage on increased sales, are reflected in the significant improvement in operating profit and margin.

Concrete Products

The favourable weather and improving demand in some markets had a positive impact on volumes in the first half, and overall revenue increased. With the benefit of increased leverage, restructuring initiatives and a focus on cost control, operating profit and margin were also well ahead. Overall revenue and operating profit were higher than 2013 at our Architectural operations (tiles, pavers, blocks), benefiting from strong residential demand in the UK and improving consumer confidence in Germany. Our Structural operations also reported sales and operating profit increases with improving demand in Denmark and stabilising volumes in Belgium being the main factors.

Clay Products

In the UK, where Ibstock is a major player in the brick market, new build and RMI demand in the residential sector continues to benefit from the extended “Help to Buy” scheme, and total clay brick volumes for the industry increased by 14% ahead of an already strong 2013. On the back of strong demand average selling price increased, with margin and profit improving significantly. Our clay businesses in the Netherlands and Poland also improved, helped by the more favourable weather and restructuring measures. Overall Clay operating results were well ahead of 2013.

Building Products

Our Construction Accessories business, which is the market leader in Western Europe, benefited from increased construction activity in its major markets, particularly the UK and Germany. With higher volumes and the benefit of cost savings, operating profit was well ahead of 2013. The Outdoor Security and Fencing businesses saw strong volume increases, which more than offset the impact of a very competitive environment and a lower margin product mix. Our Shutters & Awnings business, which is more concentrated in Germany than our other building products businesses, benefited from improving customer confidence and the favourable early weather but with continued strong competition operating profit was in line with 2013.

EUROPE DISTRIBUTION

	%	Six months ended 30 June	Total	Analysis of change
€ million	Change	2014	2013	Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	+5%	1,922	1,837	+85	+72	+9	-	-	+4+
EBITDA*	+25%	79	63	+16	+18	-	-	-2-	-
Operating profit*	+65%	43	26	+17	+19	-	-	-2	-
EBITDA/sales		4.1%	3.4%
Op.profit/sales		2.2%	1.4%
*EBITDA and operating profit exclude profit on disposals					Restructuring costs amounted to €3 million (H1 2013: €1 million)

Our Distribution business, like our other European operations, benefited from mild weather and good demand in the early months, and like-for-like sales were up 8% for the first four months. However, with some of this activity pulled forward demand in May and June was lower, bringing the overall increase in like-for-like sales to 4% for the first half of 2014. The leverage on the increased sales together with the benefits of our continued focus on cost control, commercial excellence and procurement optimisation, resulted in a significant improvement in operating profit and margin.

Our builders merchants network was strengthened during the period by three acquisitions, at a total cost of   €11 million, which added branches in the Netherlands, Belgium and France.

General Builders Merchants

With 352 locations in six countries, our general builders merchants business has strong market positions in all its regions, supplying a full range of building materials to general building contractors. Overall operating profit for this business increased significantly in the first half of 2014.

Our Benelux business saw a slight increase in like-for-like sales compared with the first half of 2013 mainly due to the favourable weather in the first quarter. Higher operating profit was driven by a strong focus on leveraging the benefits of our procurement initiatives. Sales at our operations in Switzerland were in line with 2013, however strong price competition, partly driven by the ongoing strength of the Swiss Franc, resulted in lower operating profit. Sales levels in France, Germany and Austria were well ahead in the first quarter but saw some overall moderation in recent months. Each of the businesses benefited from the increased sales and focus on cost control; operating profit increased significantly compared with the first half of 2013.

DIY

Our DIY platform in Europe operates 196 stores under three main brands; Gamma and Karwei in the Benelux and Hagebau in Germany. Sales increased during the period due to higher garden sales supported by favourable weather and improving consumer confidence. Operating profit and margin were higher.

Sanitary, Heating and Plumbing (“SHAP”)

Our SHAP operations comprise a total of 126 branches in three countries serving the growing RMI focused sanitary, heating and plumbing market.

While the businesses in Belgium and Germany delivered improved sales and profit performances, trading in Switzerland was impacted by the challenging conditions experienced by our merchanting activities. Overall sales and operating profit were ahead of the first half of 2013.

AMERICAS MATERIALS

	%	Six months ended 30 June		Total	Analysis of change
€ million	Change	2014	2013	Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	-	1,718	1,710	+8	+62	+17	-	-	-71
EBITDA*	+21%	63	52	+11	+9	+2	-	+2	-2
Operating loss*	+23%	(61)	(79)	+18	+12	+1	-	+2	+3
EBITDA/sales		3.7%	3.0%
Op.loss/sales		-3.6%	-4.6%
*EBITDA and operating loss exclude profit on disposals					Restructuring costs amounted to €3 million (H1 2013: €5 million)

For the second successive year severe weather conditions were experienced in many of Americas Materials’ major markets in the seasonally quiet early months. However, against a backdrop of stable publicly-funded infrastructure activity and improving residential and non-residential demand, volumes increased. Like-for-like US Dollar sales revenue increased 4%, while EBITDA in US Dollars was 26% higher; the seasonal operating loss reduced to €61 million. In the more weather-impacted Eastern region, like-for-like aggregates volumes were 2% ahead of H1 2013 with asphalt volumes 2% higher and readymixed concrete volumes 1% ahead. In the Western region, like-for-like aggregates volumes increased 6% with asphalt volumes 4% higher and readymixed concrete volumes 11% ahead of first-half 2013.

Four bolt-on acquisitions were completed in the first half of 2014 at a cost of €62 million, increasing vertical integration in a number of key markets, particularly in Central West.

Aggregates

Like-for-like volumes increased by 4%, with total volumes including acquisitions 6% ahead of the first half of 2013. On average first-half like-for-like prices increased by 3%. Operating margin was in line with 2013 as lower volume throughputs in the weather-impacted early months affected overall production costs.

Asphalt

Like-for-like asphalt volumes rose 3% for the first six months, with overall volumes including acquisitions also 3% higher. On average, prices were in line with the first half of 2013 and bitumen input costs reduced. The leverage on the increased volumes and the stable input cost backdrop combined to deliver margin improvement.

Paving and Construction Services

Although the start to the paving season was delayed by the severe weather in key markets, like-for-like sales finished in line with the first half of 2013. With strong cost control, margin trends continued to improve and were ahead of 2013.

Readymixed Concrete

Like-for-like volumes rose 7%, with total volumes including acquisitions up 8% compared with last year. On average, first-half like-for-like prices increased by 4%. While unit production costs increased, mainly reflecting higher raw material input costs, our operating margin increased.

Energy and Related Costs

The price of bitumen, a key component of asphalt mix, was 1% below the first six months of 2013. The cost of diesel and gasoline, which are important inputs to aggregates, readymixed concrete and paving operations, was in line with the first half of 2013. The price of energy used at our asphalt plants, consisting of natural gas, recycled oil, fuel oil and electricity, rose by 5% largely reflecting higher natural gas costs, which were impacted by higher national demand due to the severe weather.

AMERICAS PRODUCTS

	%	Six months ended 30 June	Total	Analysis of change
€ million	Change	2014	2013	Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	+1%	1,575	1,562	+13	+71	+47	-6	-	-99
EBITDA*	-10%	131	145	-14	-7	+2	-	-	-9
Operating profit*	-9%	80	88	-8	-2	-	-	-	-6
EBITDA/sales		8.3%	9.3%
Op.profit/sales		5.1%	5.6%
*EBITDA and operating profit exclude profit on disposals					Restructuring costs amounted to €1 million (H1 2013: €1 million)

Construction and economic activity in the United States continued to advance in 2014, and the improving trends resulted in stronger demand for our Americas Products businesses in the first half. While the early months of the year were, like Q1 2013, impacted by the adverse weather, overall like-for-like US Dollar sales in the first half were 5% ahead compared with 2013. Despite the higher sales, operating profit and margin were down, affected by a less favourable product mix and weather-impacted plant utilisation and distribution costs.

Four acquisitions were completed during the first half of 2014 at a total cost of €47 million, of which the most significant was Hope Agri Products, a market-leading supplier of soils, mulches and decorative stone to large homecenter chains in Texas, Louisiana, Arkansas and Oklahoma. The integration of this business into the existing Oldcastle Lawn & Garden plant network provides synergies in freight and production costs and an unrivalled plant network to service the homecenter and independent retail channel in South Central US.

Architectural Products

Our Architectural Products business supplies a wide range of concrete masonry and hardscape products, packaged construction and landscape products, clay brick and fencing to the construction industry, with the DIY and professional RMI segments being significant end-users. The negative weather impact early in the year was recovered in the second quarter, with like-for-like sales up 4% compared to first-half 2013. This also reflected a less favourable residential construction mix. The leverage on the increased sales, together with cost reduction and rationalisation measures implemented in recent years, were offset by weather-impacted plant productivity and distribution costs resulting in overall like-for-like profit in line with last year.

Precast

Our Precast business supplies a wide range of concrete, polymer and plastic products with electrical, telecommunications, water and transportation utilities being major customers. Although shipments were delayed in the first quarter, overall sales for the first half were 2% ahead of last year on a like-for-like basis. Markets in the West continued to improve, with the East more impacted by the weather. A less favourable sales mix, a slow start to major project work and weather-affected plant utilisation all impacted margin and overall operating profit was behind last year.

BuildingEnvelope®

Activity for this group is driven primarily by demand in the non-residential construction sector. With the benefit of the improving market conditions, overall US Dollar sales rose by 5%. In our Architectural Glass and Storefront business, improved prices, and continued focus on tight cost controls and improved processes, resulted in higher operating profit and margin. Project and product mix in our Engineered Glazing Systems business were less favourable and operating profit slightly reduced. Overall operating profit for BuildingEnvelope® was in line with 2013.

AMERICAS DISTRIBUTION

	%	Six months ended 30 June		Total	Analysis of change
€ million	Change	2014	2013	Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	-	761	758	+3	+11	+23	-	-	-31
EBITDA*	+17%	28	24	+4	+5	-	-	-	-1
Operating profit*	+31%	17	13	+4	+5	-	-	-	-1
EBITDA/sales		3.7%	3.2%
Op.profit/sales		2.2%	1.7%
*EBITDA and operating profit exclude profit on disposals					No restructuring costs were incurred (H1 2013: nil)

Against the backdrop of improving construction activity, Americas Distribution, trading as Allied Building Products (“Allied”), reported a 2% increase in like-for-like US Dollar sales in the first half of 2014 with improvements in the Interior Product segment more than offsetting reduced activity in the weather-affected Exterior Products segment.

Exterior Products

Allied is one of the top three roofing and siding distributors in the United States. Demand is influenced by residential and commercial replacement activity (75% of sales volume is RMI-related) with key products having an average life span of 25 years.

While activity levels improved in the second quarter, the poor weather in the early months of the year combined with the absence of hurricane reconstruction work which benefited the first half of 2013, resulted in a marginal decline in first-half revenue and operating profit for this segment.

Interior Products

This business sells wallboard, steel studs and acoustical ceiling systems to specialised contractors, and has low exposure to weather-driven replacement activity; demand is driven primarily by new commercial construction activity, although the business also supplies the multi-family home building sector. Allied is the third largest Interior Products distributor in the US.

Sales in all markets increased during the period; industry shipments of wallboard, a good barometer of market activity, were up 7% in the first half and Allied was successful in recovering price increases in wallboard. With better demand trends supporting a positive pricing environment operating profit increased.

CONDENSED CONSOLIDATED INCOME STATEMENT

			Year ended
	Six months ended 30 June		31 December
	2014	2013	2013
	Unaudited	Unaudited	Audited
	€ m	€ m	€ m
Revenue	8,324	8,007	18,031
Cost of sales	(6,065)	(5,914)	(13,314)
Gross profit	2,259	2,093	4,717
Operating costs	(2,088)	(2,052)	(4,617)
Group operating profit	171	41	100
Profit on disposals	17	18	26
Profit before finance costs	188	59	126
Finance costs	(137)	(129)	(262)
Finance income	9	7	13
Other financial expense	(22)	(24)	(48)
Share of equity accounted investments’ profit/(loss)	23	16	(44)
Profit/(loss) before tax	61	(71)	(215)
Income tax (expense)/credit - estimated at interim	(15)	14	(80)
Group profit/(loss) for the financial period	46	(57)	(295)

Profit/(loss) attributable to:
Equity holders of the Company	45	(57)	(296)
Non-controlling interests	1	-	1
Group profit/(loss) for the financial period	46	(57)	(295)

Earnings/(loss) per Ordinary Share
Basic	6.1c	(7.8c)	(40.6c)
Diluted	6.1c	(7.8c)	(40.6c)

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Group profit/(loss) for the financial period	46	(57)	(295)
Other comprehensive income
Items that may be reclassified to profit or loss in subsequent periods:
Currency translation effects	(58)	(54)	(373)
Gains/(losses) relating to cash flow hedges	1	(1)	(2)
	(57)	(55)	(375)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement of retirement benefit obligations	(197)	(6)	162
Tax on items recognised directly within other comprehensive income	35	(9)	(43)
	(162)	(15)	119

Total other comprehensive income for the financial period	(219)	(70)	(256)
Total comprehensive income for the financial period	(173)	(127)	(551)

Attributable to:
Equity holders of the Company	(174)	(127)	(552)
Non-controlling interests	1	-	1
Total comprehensive income for the financial period	(173)	(127)	(551)

CONDENSED CONSOLIDATED BALANCE SHEET

	As at 30	As at 30	As at 31
	June 2014	June 2013	December 2013
	Unaudited	Unaudited	Audited
	€ m	€ m	€ m
ASSETS
Non-current assets
Property, plant and equipment	7,421	8,134	7,539
Intangible assets	3,937	4,367	3,911
Investments accounted for using the equity method	1,351	1,420	1,340
Other financial assets	23	36	23
Other receivables	75	98	93
Derivative financial instruments	73	84	63
Deferred income tax assets	147	183	107
Total non-current assets	13,027	14,322	13,076

Current assets
Inventories	2,387	2,546	2,254
Trade and other receivables	3,211	3,246	2,516
Current income tax recoverable	7	17	26
Derivative financial instruments	12	31	17
Cash and cash equivalents	1,146	1,224	2,540
Total current assets	6,763	7,064	7,353
Total assets	19,790	21,386	20,429

EQUITY
Capital and reserves attributable to the Company's equity holders
Equity share capital	252	250	251
Preference share capital	1	1	1
Share premium account	4,303	4,167	4,219
Treasury Shares and own shares	(82)	(130)	(118)
Other reserves	205	192	197
Foreign currency translation reserve	(600)	(223)	(542)
Retained income	5,196	5,899	5,654
	9,275	10,156	9,662
Non-controlling interests	24	37	24
Total equity	9,299	10,193	9,686

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	4,301	4,121	4,579
Derivative financial instruments	3	39	34
Deferred income tax liabilities	1,186	1,254	1,166
Other payables	249	301	289
Retirement benefit obligations	621	650	410
Provisions for liabilities	265	262	231
Total non-current liabilities	6,625	6,627	6,709

Current liabilities
Trade and other payables	3,015	2,941	2,754
Current income tax liabilities	119	144	151
Interest-bearing loans and borrowings	611	1,361	961
Derivative financial instruments	19	9	19
Provisions for liabilities	102	111	149
Total current liabilities	3,866	4,566	4,034
Total liabilities	10,491	11,193	10,743
Total equity and liabilities	19,790	21,386	20,429

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the equity holders of the Company
			Treasury		Foreign
	Issued	Share	Shares/		currency		Non-
	share	premium	own	Other	translation	Retained	controllingg	Total
	capital	account	shares	reserves	reserve	income	interests	equity
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
For the financial period ended 30 June 2014 (unaudited)

At 1 January 2014	252	4,219	(118)	197	(542)	5,654	24	9,686
Group profit for period	-	-	-	-	-	45	1	46
Other comprehensive income	-	-	-	-	(58)	(161)	-	(219)
Total comprehensive income	-	-	-	-	(58)	(116)	1	(173)

Issue of share capital	1	84	-	-	-	-	-	85
Share-based payment expense	-	-	-	8	-	-	-	8
Treasury/own shares reissued	-	-	36	-	-	(36)	-	-
Share option exercises	-	-	-	-	-	17	-	17
Dividends	-	-	-	-	-	(323)	(1)	(324)
At 30 June 2014	253	4,303	(82)	205	(600)	5,196	24	9,299

For the financial period ended 30 June 2013 (unaudited)

At 1 January 2013	250	4,133	(146)	182	(169)	6,303	36	10,589
Group loss for period	-	-	-	-	-	(57)	-	(57)
Other comprehensive income	-	-	-	-	(54)	(16)	-	(70)
Total comprehensive income	-	-	-	-	(54)	(73)	-	(127)

Issue of share capital	1	34	-	-	-	-	-	35
Share-based payment expense	-	-	-	10	-	-	-	10
Treasury/own shares reissued	-	-	22	-	-	(22)	-	-
Shares acquired by Employee Benefit Trust (own shares)	-	-	(6)	-	-	-	-	(6)
Share option exercises	-	-	-	-	-	11	-	11
Dividends	-	-	-	-	-	(320)	(1)	(321)
Non-controlling interest arising on acquisition of subsidiaries	-	-	-	-	-	-	2	2
At 30 June 2013	251	4,167	(130)	192	(223)	5,899	37	10,193

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY - continued

	Attributable to the equity holders of the Company
			Treasury		Foreign
	Issued	Share	Shares/		currency		Non-
	share	premium	own	Other	translation	Retained	controlling	Total
	capital	account	shares	reserves	reserve	income	interests	equity
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
For the financial year ended 31 December 2013 (audited)

At 1 January 2013	250	4,133	(146)	182	(169)	6,303	36	10,589
Group loss for year	-	-	-	-	-	(296)	1	(295)
Other comprehensive income	-	-	-	-	(373)	117	-	(256)
Total comprehensive income	-	-	-	-	(373)	(179)	1	(551)

Issue of share capital	2	86	-	-	-	-	-	88
Share-based payment expense	-	-	-	15	-	-	-	15
Treasury/own shares reissued	-	-	34	-	-	(34)	-	-
Shares acquired by Employee Benefit Trust (own shares)	-	-	(6)	-	-	-	-	(6)
Share option exercises	-	-	-	-	-	19	-	19
Dividends	-	-	-	-	-	(455)	(1)	(456)
Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	1	1
Acquisition of non-controlling interests	-	-	-	-	-	-	(13)	(13)
At 31 December 2013	252	4,219	(118)	197	(542)	5,654	24	9,686

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended 30 June		Year ended 31 December
	2014	2013	2013
	Unaudited	Unaudited	Audited
	€ m	€ m	€ m
Cash flows from operating activities
Profit/(loss) before tax	61	(71)	(215)
Finance costs (net)	150	146	297
Share of equity accounted investments’ result	(23)	(16)	44
Profit on disposals	(17)	(18)	(26)
Group operating profit	171	41	100
Depreciation charge	312	334	671
Amortisation of intangible assets	22	22	54
Impairment charge	-	-	650
Share-based payment expense	8	10	15
Other (primarily pension payments)	1	(13)	(96)
Net movement on working capital and provisions	(566)	(657)	77
Cash generated from operations	(52)	(263)	1,471
Interest paid (including finance leases)	(172)	(173)	(269)
Corporation tax paid	(28)	(29)	(110)
Net cash (outflow)/inflow from operating activities	(252)	(465)	1,092

Cash flows from investing activities
Proceeds from disposals (net of cash disposed)	56	40	122
Interest received	9	16	13
Dividends received from equity accounted investments	18	16	33
Purchase of property, plant and equipment	(213)	(287)	(497)
Acquisition of subsidiaries (net of cash acquired)	(115)	(229)	(336)
Other investments and advances	(2)	(8)	(78)
Deferred and contingent acquisition consideration paid	(12)	(74)	(105)
Net cash outflow from investing activities	(259)	(526)	(848)

Cash flows from financing activities
Proceeds from exercise of share options	17	11	19
Acquisition of non-controlling interests	-	-	(13)
Increase in interest-bearing loans, borrowings and finance leases	91	744	1,491
Net cash flow arising from derivative financial instruments	(17)	38	64
Treasury/own shares purchased	-	(6)	(6)
Repayment of interest-bearing loans, borrowings and finance leases	(752)	(34)	(586)
Dividends paid to equity holders of the Company	(238)	(285)	(367)
Dividends paid to non-controlling interests	(1)	(1)	(1)
Net cash (outflow)/inflow from financing activities	(900)	467	601
(Decrease)/increase in cash and cash equivalents	(1,411)	(524)	845

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at beginning of period	2,540	1,747	1,747
Translation adjustment	17	1	(52)
(Decrease)/increase in cash and cash equivalents	(1,411)	(524)	845
Cash and cash equivalents at end of period	1,146	1,224	2,540

Reconciliation of opening to closing net debt
Net debt at beginning of period	(2,973)	(2,909)	(2,909)
Debt in acquired companies	(1)	(15)	(44)
Debt in disposed companies	-	18	17
Increase in interest-bearing loans, borrowings and finance leases	(91)	(744)	(1,491)
Net cash flow arising from derivative financial instruments	17	(38)	(64)
Repayment of interest-bearing loans, borrowings and finance leases	752	34	586
(Decrease)/increase in cash and cash equivalents	(1,411)	(524)	845
Mark-to-market adjustment	8	3	10
Translation adjustment	(4)	(16)	77
Net debt at end of period	(3,703)	(4,191)	(2,973)

SUPPLEMENTARY INFORMATION

Selected Explanatory Notes to the Condensed Consolidated Interim Financial Statements

1.	Basis of Preparation and Accounting Policies

The financial information presented in this report has been prepared in accordance with the Group’s accounting policies under International Financial Reporting Standards (IFRS) as approved by the European Union and as issued by the International Accounting Standards Board (IASB) and in accordance with IAS 34 Interim Financial Reporting.

These Condensed Consolidated Interim Financial Statements do not include all the information and disclosures required in the Annual Consolidated Financial Statements and should be read in conjunction with the Group’s Annual Consolidated Financial Statements in respect of the year ended 31 December 2013.

The accounting policies and methods of computation employed in the preparation of the Condensed Consolidated Interim Financial Statements are the same as those employed in the preparation of the most recent Annual Consolidated Financial Statements in respect of the year ended 31 December 2013.

Certain prior year disclosures have been amended to conform to current year presentation.

Adoption of new IFRSs and/or IFRICs

There are no new IFRSs and/or IFRICs effective for the first time for this interim period that have had a material impact on the Group.

Translation of Foreign Currencies

The financial information is presented in euro. Results and cash flows of operations based in non-euro countries have been translated into euro at average exchange rates for the period, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. The principal rates used for translation of results and balance sheets into euro were:

	Average			Period end
	Six months ended		Year ended
	30 June		31 December	30 June		31 December
euro 1 =	2014	2013	2013	2014	2013	2013
US Dollar	1.3703	1.3134	1.3281	1.3658	1.3080	1.3791
Pound Sterling	0.8213	0.8508	0.8493	0.8015	0.8572	0.8337
Polish Zloty	4.1755	4.1772	4.1975	4.1568	4.3376	4.1543
Ukrainian Hryvnia	14.4075	10.6784	10.8339	16.0501	10.6064	11.3583
Swiss Franc	1.2215	1.2299	1.2311	1.2156	1.2338	1.2276
Canadian Dollar	1.5029	1.3341	1.3684	1.4589	1.3714	1.4671
Argentine Peso	10.7423	6.7336	7.2892	11.1082	7.0055	8.9910
Turkish Lira	2.9678	2.3809	2.5335	2.8969	2.5210	2.9605
Indian Rupee	83.2889	72.2776	77.9300	82.2023	77.7210	85.3660
Chinese Renminbi	8.4500	8.1285	8.1646	8.4722	8.0280	8.3491

1.	Basis of Preparation and Accounting Policies - continued

Impairment

As at 30 June 2014 the Group performed a review of indicators of impairment relating to goodwill allocated to cash-generating units for which sensitivity analysis of the recoverable amounts was disclosed in the year-end 2013 Consolidated Financial Statements. The carrying values of items of property, plant and equipment were also reviewed for indicators of impairment. These reviews did not give rise to any impairment charges in the first half of 2014 (H1 2013: nil).

While we have not identified any impairments in our half-year review, we recognise that the economic environment in parts of Europe and the political environment in the Ukraine remain challenging. As part of our annual process we will be updating our impairment reviews prior to the finalisation of the full-year Consolidated Financial Statements for 2014, and will assess the impact of the items noted above (and of our consequential management actions) to determine whether they have an impact on the long-term valuation of our cash-generating units.

Going Concern

The Group has considerable financial resources and a large number of customers and suppliers across different geographic areas and industries. In addition, the local nature of building materials means that the Group’s products are not usually shipped cross-border.

Having assessed the relevant business risks, the Directors believe that the Group is well-placed to manage these risks successfully and have a reasonable expectation that CRH plc, and the Group as a whole, has adequate resources to continue in operational existence for the foreseeable future. For this reason, the Directors continue to adopt the going concern basis in preparing the Condensed Consolidated Interim Financial Statements.

2.       Key Components of Performance for the First Half of 2014

€ million	Sales	EBITDA(i)	Operating	Profit on	Finance	Assoc.	Pre-tax
	revenue		profit	disposals	costs	and JV	(loss)/
						PAT	profit

First half 2013	8,007	397	41	18	(146)	16	(71)
Exchange effects	(203)	(13)	(4)	(1)	3	(1)	(3)
Incremental impact in 2014 of:
- 2013/2014 acquisitions	136	6	-	-	-	-	-
- 2013/2014 divestments	(6)	-	-	-	-	2	2
- Restructuring costs (ii)	-	11	11	-	-	-	11
- Pension curtailment and CO2 gains	-	5	5	-	-	-	5
- Organic	390	99	118	-	(7)	6	117
First half 2014	8,324	505	171	17	(150)	23	61

(i)
Throughout this report, EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

(ii)	Restructuring costs of €9 million were incurred in H1 2014 (H1 2013: €20 million), resulting in an incremental saving in 2014 of €11 million.

3.       Segmental Analysis of Revenue, EBITDA, Operating Profit and Total Assets

	Six months ended 30 June - Unaudited				Year ended 31 December - Audited
	2014		2013		2013
	€ m	%	€ m	%	€ m	%
Revenue
Europe Materials	1,087	13.1	993	12.4	2,266	12.6
Europe Products	1,261	15.2	1,147	14.3	2,376	13.2
Europe Distribution	1,922	23.1	1,837	22.9	3,936	21.8
Americas Materials	1,718	20.6	1,710	21.4	4,721	26.2
Americas Products	1,575	18.9	1,562	19.5	3,068	17.0
Americas Distribution	761	9.1	758	9.5	1,664	9.2
	8,324	100.0	8,007	100.0	18,031	100.0
EBITDA
Europe Materials	103	20.4	59	14.9	278	18.8
Europe Products	101	20.0	54	13.6	119	8.1
Europe Distribution	79	15.6	63	15.9	186	12.6
Americas Materials	63	12.5	52	13.1	557	37.8
Americas Products	131	25.9	145	36.5	246	16.7
Americas Distribution	28	5.6	24	6.0	89	6.0
	505	100.0	397	100.0	1,475	100.0
Depreciation, amortisation and impairment
Europe Materials	68	20.3	69	19.4	239	17.4
Europe Products	44	13.2	51	14.3	525	38.2
Europe Distribution	36	10.8	37	10.4	80	5.8
Americas Materials	124	37.1	131	36.8	331	24.1
Americas Products	51	15.3	57	16.0	178	12.9
Americas Distribution	11	3.3	11	3.1	22	1.6
	334	100.0	356	100.0	1,375	100.0
Operating profit
Europe Materials	35	20.5	(10)	-24.4	39	39.0
Europe Products	57	33.3	3	7.3	(406)	-406.0
Europe Distribution	43	25.2	26	63.4	106	106.0
Americas Materials	(61)	-35.7	(79)	-192.7	226	226.0
Americas Products	80	46.8	88	214.7	68	68.0
Americas Distribution	17	9.9	13	31.7	67	67.0
	171	100.0	41	100.0	100	100.0
Profit on disposals
Europe Materials	6		1		7
Europe Products	3		7		5
Europe Distribution	-		1		(2)
Americas Materials	6		9		19
Americas Products	1		-		(3)
Americas Distribution	1		-		-
	17		18		26

3.       Segmental Analysis of Revenue, EBITDA, Operating Profit and Total Assets - continued

Six months ended 30 June - Unaudited					Year ended 31 December - Audited
2014			2013		2013
€ m		%	€ m	%%	€ m	%
Reconciliation of Group operating profit to profit/(loss) before tax:
Group operating profit (analysed on page 17)	171		41		100
Profit on disposals	17		18		26
Profit before finance costs	188		59		126
Finance costs less income	(128)		(122)		(249)
Other financial expense	(22)		(24)		(48)
Share of equity accounted investments’ profit/(loss)	23		16		(44)
Profit/(loss) before tax	61		(71)		(215)

Total assets
Europe Materials	3,339	19.6	3,627	19.7	3,399	20.8
Europe Products	2,040	12.0	2,539	13.8	1,974	12.1
Europe Distribution	2,324	13.7	2,382	13.0	2,217	13.6
Americas Materials	5,898	34.6	6,200	33.7	5,510	33.8
Americas Products	2,554	15.0	2,750	15.0	2,360	14.5
Americas Distribution	876	5.1	893	4.8	853	5.2
	17,031	100.0	18,391	100.0	16,313	100.0
Reconciliation to total assets as reported in the Condensed Consolidated Balance Sheet:
Investments accounted for using the equity method	1,351		1,420		1,340
Other financial assets	23		36		23
Derivative financial instruments	85		115		80
Income tax assets	154		200		133
Cash and cash equivalents	1,146		1,224		2,540
Total assets	19,790		21,386		20,429

The segmental analysis of the Group’s results as shown above is consistent with the 2013 Annual Report presentation. In conjunction with the ongoing review to identify and focus on the businesses in the Group’s portfolio which offer the most attractive future returns and growth in the coming cycle, the Group is in the process of re-organising its European business by integrating its products and materials businesses into one organisation.  We anticipate that this re-organisation will be complete before the end of 2014,  at which point any changes to the Group’s Europe Materials and Products segments (including restated results for comparative periods) will be disclosed. This does not impact the Group’s segments in the Americas or the Europe Distribution segment. Intersegment revenue is not material.

4.       Seasonality

Activity in the construction industry is characterised by cyclicality and is dependent to a significant extent on the seasonal impact of weather in the Group's operating locations, with activity in some markets reduced significantly in winter due to inclement weather. As shown in the tables on page 17, the Group’s operations exhibit a high degree of seasonality; for example, first-half EBITDA in the 2013 financial year accounted for 27% of the EBITDA reported for the full year 2013.

5.	Net Finance Costs

	Six months ended 30 June		Year ended 31 December
	Unaudited	Unaudited	Audited
	2014	2013	2013
	€ m	€ m	€ m
Finance costs	137	129	262
Finance income	(9)	(7)	(13)
Other financial expense	22	24	48
Total net finance costs	150	146	297

The overall total is analysed as follows:
Net finance costs on interest-bearing loans and borrowings and cash and cash equivalents	135	125	255
Net credit re change in fair value of derivatives	(7)	(3)	(6)
Net debt-related interest costs	128	122	249
Net pension-related finance cost	7	10	22
Charge to unwind discount on provisions/deferred consideration	15	14	26
Total net finance costs	150	146	297

6.       Net Debt

	As at 30 June				As at 31 December
	Unaudited		Unaudited		Audited
	Fair value	Book value	Fair value	Book value	Fair value	Book value
	2014		2013		2013
Net debt	€ m	€ m	€ m	€ m	€ m	€ m
Non-current assets
Derivative financial instruments	73	73	84	84	63	63
Current assets
Derivative financial instruments	12	12	31	31	17	17
Cash and cash equivalents	1,146	1,146	1,224	1,224	2,540	2,540
Non-current liabilities
Interest-bearing loans and borrowings	(4,669)	(4,301)	(4,362)	(4,121)	(4,821)	(4,579)
Derivative financial instruments	(3)	(3)	(39)	(39)	(34)	(34)
Current liabilities
Interest-bearing loans and borrowings	(628)	(611)	(1,397)	(1,361)	(978)	(961)
Derivative financial instruments	(19)	(19)	(9)	(9)	(19)	(19)
Total net debt	(4,088)	(3,703)	(4,468)	(4,191)	(3,232)	(2,973)

Gross debt, net of derivatives, matures as follows:
Within one year		618		1,339		963
Between one and two years		323		477		370
Between two and five years		1,912		1,326		1,694
After five years		1,996		2,273		2,486
Total		4,849		5,415		5,513

6.       Net Debt - continued

Liquidity information - borrowing facilities

The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities available as at the balance sheet date, in respect of which all conditions precedent had been met, mature as follows:
	As at 30 June		As at 31 December
	Unaudited	Unaudited	Audited
	2014	2013	2013
	€ m	€ m	€ m
Within one year	-	150	-
Between one and two years	-	-	40
Between two and five years	85	1,665	1,910
After five years	2,500	-	-
	2,585	1,815	1,950
Lender covenants
The Group's major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain certain financial covenants. Non-compliance with financial covenants would give the relevant lenders the right to terminate facilities and demand early repayment of any sums drawn thereunder thus altering the maturity profile of the Group's debt and the Group's liquidity. Calculations for financial covenants are completed for twelve-month periods half-yearly on 30 June and 31 December. The Group was in full compliance with its financial covenants throughout each of the periods presented. The Group is not aware of any stated events of default as defined in the Agreements. The financial covenants are:

(1)	Minimum interest cover defined as PBITDA/net interest (all as defined in the relevant agreement) cover at no lower than 4.5 times. As at 30 June 2014 the ratio was 6.8 times (30 June 2013: 6.1 times).

(2)
Minimum net worth defined as total equity plus deferred tax liabilities and capital grants less repayable capital grants being in aggregate no lower than €5.0 billion (30 June 2013: €5.1 billion) (such minimum being adjusted for foreign exchange translation impacts). As at 30 June 2014, net worth (as defined in the relevant agreement) was €10.5 billion (30 June 2013: €11.4 billion).

7.       Fair Value of Financial Instruments

The table below sets out the valuation basis of financial instruments held at fair value by the Group:

	Level 2 (i)			Level 3 (i)
	As at 30 June		As at 31 December	As at 30 June		As at 31 December
	Unaudited		Audited	Unaudited		Audited
	2014	2013	2013	2014	2013	2013
Assets measured at fair value	€ m	€ m	€ m	€ m	€ m	€ m
Fair value hedges: cross currency and interest rate swaps	67	95	67	-	-	-
Cash flow hedges: cross currency, interest rate swaps and commodity forwards	2	-	-	-	-	-
Net investment hedges: cross currency swaps	8	20	8	-	-	-
Not designated as hedges (held-for-trading): interest rate swaps	8	-	5	-	-	-
Total	85	115	80	-	-	-
Liabilities measured at fair value
Fair value hedges: cross currency and interest rate swaps	-	(10)	(11)	-	-	-
Cash flow hedges: cross currency, interest rate swaps and commodity forwards	(14)	(32)	(25)	-	-	-
Net investment hedges: cross currency swaps Contingent consideration	(8) -	(6) -	(17) -	- (111)	- (112)	- (120)
Total	(22)	(48)	(53)	(111)	(112)	(120)

7.       Fair Value of Financial Instruments - continued

The carrying amount of current and non-current trade and other receivables and trade and other payables approximate their fair value largely due to the short-term maturities and nature of these instruments. There were no transfers between Levels 2 and 3 during the periods.

There were no significant changes in contingent consideration recognised in profit or loss or other comprehensive income in the current period. Further details in relation to the inputs into valuation models for contingent consideration are available in the Group’s 2013 Annual Report.

(i)
For financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: valuation techniques for which the lowest level of inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: valuation techniques for which the lowest level of inputs that have a significant effect on the recorded fair value are not based on observable market data.

8.       Earnings per Ordinary Share

The computation of basic, diluted and cash earnings per share is set out below:

	Six months ended 30 June		Year ended 31 December
	Unaudited	Unaudited	Audited
	2014	2013	2013
	€ m	€ m	€ m
Group profit/(loss) for the financial period	46	(57)	(295)
Profit attributable to non-controlling interests	(1)	-	(1)
Numerator for basic and diluted earnings per Ordinary Share	45	(57)	(296)
Depreciation charge	312	334	671
Amortisation of intangible assets	22	22	54
Impairment of property, plant and equipment and intangible assets	-	-	650
Impairment of financial assets	-	-	105
Numerator for cash earnings per Ordinary Share (i)	379	299	1,184

	Number of	Number of	Number of
Denominator for basic earnings per Ordinary Share	Shares	Shares	Shares
Weighted average number of Ordinary Shares (millions) in issue	735.4	727.5	729.2
Effect of dilutive potential Ordinary Shares (share options)	1.4	-	-
Denominator for diluted earnings per Ordinary Share	736.8	727.5	729.2

Earnings /(loss) per Ordinary Share	€ cent	€ cent	€ cent
- basic	6.1c	(7.8c)	(40.6c)
- diluted	6.1c	(7.8c)	(40.6c)

Cash earnings per Ordinary Share (i)	51.5c	41.1c	162.4c

(i)
Cash earnings per Ordinary Share, a non-GAAP financial measure, is presented here for information as management believes it is a useful financial indicator of the Group’s ability to generate cash from operations.

9.       Summarised Cash Flow

	Six months ended 30 June		Year ended 31 December
	Unaudited	Unaudited	Audited
	2014	2013	2013
	€ m	€ m	€ m
Inflows
Profit/(loss) before tax	61	(71)	(215)
Depreciation and amortisation including impairments	334	356	1,375
	395	285	1,160
Outflows
Working capital (outflow)/inflow (i)	(579)	(668)	118
Tax payments	(28)	(29)	(110)
Capital expenditure	(213)	(287)	(497)
Other (ii)	(15)	(9)	65
	(835)	(993)	(424)

Operating cash (outflow)/inflow	(440)	(708)	736

Pension payments	1	(13)	(96)
Acquisitions and investments (iii)	(130)	(470)	(720)
Proceeds from disposals (iv)	56	202	283
Share issues (v)	102	40	101
Dividends (before scrip dividend)	(323)	(320)	(455)
Translation and mark-to-market adjustments	4	(13)	87
Increase in net debt	(730)	(1,282)	(64)

(i)	Working capital (outflow)/inflow includes the difference between net finance costs (included in profit before tax) and interest paid and received.

(ii)
Primarily non-cash items included in profit before tax, including profits on disposals/divestments of €17 million                      (H1 2013: €18 million), share-based payments expense of €8 million (H1 2013: €10 million), CRH’s share of equity accounted investments’ profit of €23 million (H1 2013: €16 million) and dividends received from equity accounted investments of         €18 million (H1 2013: €16 million).

(iii)
Acquisitions and investments spend comprises consideration for acquisition of subsidiaries (including debt acquired and asset exchanges), deferred and contingent consideration paid, other investments and advances and acquisition of non-controlling interests (see note 10 (iv) on page 25).

(iv)	Proceeds from disposals include asset exchanges.

(v)	Proceeds from share issues include scrip dividends of €85 million (H1 2013: €35 million) and in H1 2013 were net of own shares purchased of €6 million.

10.  Acquisitions

The principal acquisitions completed during the period ended 30 June 2014 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary:

Europe Distribution: Belgium: Heumatop (24 March); France: assets of two Toute Faire Materiaux branches (1 April); the Netherlands: Hoogeveen branch of Kroon Bouwcenter (9 April).

Americas Materials: Iowa: Shipley Contracting asphalt plant and paving assets (6 June); Maine: Marriner quarry (10 April); Texas: selected assets of Capitol Aggregates (6 May); West Virginia: assets of Yellowstar Materials (7 January).

Americas Products: California: assets of Kristar Enterprises (6 January); North and South Carolina: concrete pipe assets of MC Precast (19 May); Texas: assets of Hope Agri Products (20 February, also Arkansas, Louisiana and Oklahoma) and assets of Ashley Concrete (19 May).

The following table analyses the 11 acquisitions (H1 2013: 18 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

	Six months ended 30 June - unaudited
Reportable segments	Number of acquisitions		Goodwill		Consideration
	2014	2013	2014	2013	2014	2013
			€ m	€ m	€ m	€ m
Europe Materials	-	3	-	58	-	193
Europe Products	-	1	-	-	-	9
Europe Distribution	3	2	4	7	11	15
Americas Materials	4	7	4	6	62	43
Americas Products	4	4	10	43	47	123
Americas Distribution	-	1	-	2	-	10
Group totals	11	18	18	116	120	393
Adjustments to provisional fair values of prior year acquisitions			(3)	2	(4)	(1)
Total			15	118	116	392

10.       Acquisitions – continued

The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:

	Six months ended 30 June		Year ended 31 December
	Unaudited	Unaudited	Audited
	2014	2013	2013
Assets	€ m	€ m	€ m
Non-current assets
Property, plant and equipment	70	271	342
Intangible assets	12	18	39
Equity accounted investments	-	1	2
Total non-current assets	82	290	383

Current assets
Inventories	16	39	41
Trade and other receivables (i)	11	42	53
Cash and cash equivalents	1	11	11
Total current assets	28	92	105

Liabilities
Trade and other payables	(8)	(52)	(80)
Provisions for liabilities (stated at net present cost)	-	(13)	(14)
Interest-bearing loans and borrowings and finance leases	(1)	(15)	(44)
Deferred income tax liabilities	-	(24)	(8)
Total liabilities	(9)	(104)	(146)

Total identifiable net assets at fair value	101	278	342
Goodwill arising on acquisition (ii)	15	118	169
Excess of fair value of identifiable net assets over consideration paid	-	(2)	(2)
Non-controlling interests*	-	(2)	(1)
Total consideration	116	392	508

Consideration satisfied by:
Cash payments	116	240	347
Asset exchange	-	144	144
Deferred consideration (stated at net present cost)	-	5	4
Contingent consideration (iii)	-	3	13
Total consideration	116	392	508

Net cash outflow arising on acquisition
Cash consideration	116	240	347
Less: cash and cash equivalents acquired	(1)	(11)	(11)
Total (iv)	115	229	336

*  Measured at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets.

10.       Acquisitions – continued

The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis in respect of certain acquisitions; any amendments to these fair values made during the subsequent reporting window (within the measurement period imposed by IFRS 3 Business Combinations) will be subject to subsequent disclosure.

(i)
The gross contractual value of trade and other receivables as at the respective dates of acquisition amounted to €11 million (H1 2013: €49 million). The fair value of these receivables was €11 million (all of which is expected to be recoverable). The fair value of the H1 2013 acquisitions was €42 million, net of an aggregate allowance for impairment of €7 million.

(ii)
The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. Due to the asset-intensive nature of operations in the Materials business segments, no significant intangible assets are recognised on business combinations in these segments. €14 million of the goodwill recognised in respect of acquisitions completed in the first half of 2014 is expected to be deductible for tax purposes (H1 2013: €20 million).

(iii)	No contingent consideration arose on acquisitions during the period and no adjustments were made in respect of contingent consideration arising on prior period acquisitions.

(iv)
The total cash outflow of €115 million arising on acquisitions is reported in the Condensed Consolidated Statement of Cash Flows on page 14. In addition, debt arising in acquired companies amounted to €1 million, and the Group made other investments and advances of €2 million during the period. These amounts, combined with deferred and contingent consideration of €12 million paid in the first half of 2014 in respect of acquisitions in prior years, result in total acquisition and investment spend for the half-year of €130 million; this is the figure reported in the summarised cash flow in note 9 on page 22.

Acquisition-related costs

Acquisition-related costs amounting to €1 million (H1 2013: €1 million) have been included in operating costs in the Condensed Consolidated Income Statement.

Contingent liabilities

No contingent liabilities were recognised on the acquisitions completed during the financial period or the prior financial periods.

Book to fair value reconciliation

The carrying amounts of the assets and liabilities acquired, determined in accordance with IFRS before completion of the acquisition, together with the adjustments made to those carrying values to arrive at the fair values disclosed above, were as follows (unaudited):

			Adjustments to
	Book	Fair value	provisional fair	Fair
	values	adjustments	values	value
	€ m	€ m	€ m	€ m
Non-current assets	70	12	-	82
Current assets	28	-	-	28
Liabilities	(8)	-	(1)	(9)
Identifiable net assets acquired	90	12	(1)	101
Goodwill arising on acquisition (see (ii) above)	30	(12)	(3)	15
Total consideration	120	-	(4)	116

The post-acquisition sales impact of acquisitions completed during the period amounted to €43 million; the profit impact was not material. The revenue and profit of the Group determined in accordance with IFRS for the period ended 30 June 2014 would not have been materially different than reported on page 10 if the acquisition date for all business combinations completed during the period had been as of the beginning of that period.

None of the acquisitions completed during the financial period or subsequent to the balance sheet date were individually material to the Group, thereby requiring separate disclosure under either IFRS 3 or IAS 10 Events after the Balance Sheet Date. Development updates, giving details of acquisitions which do not require separate disclosure on the grounds of materiality, are typically published in January and July each year.

11.       Assets and Liabilities Held For Sale

While a limited number of the businesses identified for divestment on foot of the Group-wide portfolio review announced in November 2013 met the relevant IFRS 5 Non-current Assets Held for Sale and Discontinued Operations criteria at 30 June 2014 (and have been accounted for in accordance with that standard), the related assets and liabilities have not been separately disclosed as held for sale as they are not material in the context of the Group.

12.       Retirement Benefit Obligations

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas.

In consultation with the actuaries to the various defined benefit pension schemes (including post-retirement healthcare obligations and long-term service commitments, where relevant), the valuations of the applicable assets and liabilities have been marked-to-market as at the end of the financial period taking account of prevailing bid values, actual investment returns, corporate bond yields and other matters such as updated actuarial valuations conducted during the period.

Financial assumptions

Other than the following changes in the discount rates, the financial assumptions employed in the valuation of scheme assets and liabilities are largely unchanged from those disclosed in the 2013 Annual Report:

	Six months ended 30 June		Year ended 31 December
	Unaudited	Unaudited	Audited
	2014	2013	2013
	%	%	%
Eurozone	2.90	3.50	3.70
Britain and Northern Ireland	4.30	4.60	4.60
Switzerland	1.90	2.10	2.35
United States	4.00	4.60	4.70

The following table provides a reconciliation of scheme assets (at bid value) and the actuarial value of scheme liabilities (using the aforementioned assumptions):

	Six months ended 30 June - unaudited
	Assets		Liabilities		Net liability
	2014	2013	2014	2013	2014	2013
	€ m	€ m	€ m	€ m	€ m	€ m
At 1 January	2,314	2,142	(2,724)	(2,795)	(410)	(653)
Administration expenses	(1)	(1)	-	-	(1)	(1)
Past service costs	-	-	-	2	-	2
Current service cost	-	-	(24)	(26)	(24)	(26)
Interest income on scheme assets	42	36	-	-	42	36
Interest cost on scheme liabilities	-	-	(49)	(46)	(49)	(46)
Remeasurement adjustments
-return on scheme assets excluding interest income	71	44	-	-	71	44
-actuarial (loss)/ gain from changes in financial assumptions	-	-	(268)	1	(268)	1
-actuarial loss from changes in demographic assumptions	-	-	-	(51)	-	(51)
Translation adjustment	36	(42)	(42)	50	(6)	8
Employer contributions paid	24	36	-	-	24	36
Contributions paid by plan participants	6	7	(6)	(7)	-	-
Benefit payments	(51)	(51)	51	51	-	-
At 30 June	2,441	2,171	(3,062)	(2,821)	(621)	(650)
Related deferred tax asset					111	124
Net retirement benefit obligations					(510)	(526)

13.  Share of Equity Accounted Investments’ Profit

The Group’s share of joint ventures’ and associates’ profit after tax is equity accounted and is presented as a single-line item in the Condensed Consolidated Income Statement. It is analysed as follows:

	Six months ended 30 June
	Unaudited	Unaudited
	2014	2013
	€ m	€ m
Group share of:
Revenue	685	671
EBITDA	80	69
Operating profit	46	33
Profit after tax	23	16

Analysis of Group share of profit after tax:
Share of joint ventures’ profit after tax	9	9
Share of associates’ profit after tax	14	7
Share of equity accounted investments’ profit after tax	23	16

14.       Taxation

The taxation expense for the interim period is an estimate based on the expected full year effective tax rate on full year profits.

15.       Related Party Transactions

There have been no related party transactions or changes in the nature and scale of the related party transactions described in the 2013 Annual Report that could have had a material impact on the financial position or performance of the Group in the first six months of 2014.

16.       Contingent Liabilities

The secretariat of the Competition Commission in Switzerland has invited CRH plc’s Swiss subsidiaries BR Bauhandel AG, Gétaz-Miauton SA and Regusci Reco SA, to comment on a proposal to impose sanctions on the Association of Swiss Wholesalers of the Sanitary Industry and all other major Swiss wholesalers, including CRH’s subsidiaries, regarding the pending investigation into the sanitary (bathroom fixtures and fittings) industry in Switzerland. The secretariat alleges competition law infringements and proposes a total fine of approximately CHF 283 million on all parties, of which approximately CHF 119 million (€98 million) is attributable to CRH’s Swiss subsidiaries, based on Swiss turnover.

CRH believes that the position of the secretariat is fundamentally ill-founded and views the proposed fine as unjustified. The Group intends to respond to this effect in its comments to the secretariat. The decision of the Competition Commission on this matter, which is likely to be communicated by the end of 2014/early 2015, can be appealed to the Federal Administrative Tribunal, and ultimately to the Federal Supreme Court. No provision has been made in respect of this proposed fine in the Interim 2014 Condensed Consolidated Financial Statements.

17.       Events After The Balance Sheet Date

Since the end of June 2014, the Group has completed a new €600 million 7-year euro bond issue. The coupon payable on the bond is 1.75%.

	18. Other	Six months ended 30 June		Year ended 31 December
		Unaudited	Unaudited	Audited
		2014	2013	2013
	Net debt-related interest cover (note 5)
EBITDA interest cover (times)	-six months to 30 June	3.9	3.3	-
	-rolling 12 months	6.2	5.7	5.9
EBIT* interest cover (times)	-six months to 30 June	1.3	0.3	-
	-rolling 12 months	0.9	2.7	0.4
	Net dividend paid per share (€ cent)	44.0c	44.0c	62.5c
	Net dividend declared for the period (€ cent)	18.5c	18.5c	62.5c
	Dividend cover (Earnings per share/Dividend declared per share)	0.33x	n/m	0.95x**
		€ m	€ m	€ m
	Depreciation charge	312	334	671
	Amortisation of intangibles	22	22	54
	Impairment of property, plant and equipment	-	-	275
	Impairment of intangible assets	-	-	375
	Impairment of financial assets	-	-	105
	Commitments to purchase property, plant and equipment:
	- Contracted for but not provided in the financial statements	161	169	155
	Market capitalisation at period-end (€ m)	13,851	11,342	13,419
	Total equity at period-end (€ m)	9,299	10,193	9,686
	Net debt (€ m)	3,703	4,191	2,973
	Net debt as a percentage of market capitalisation	27%	37%	22%
	Net debt as a percentage of total equity	40%	41%	31%

* EBIT is defined as earnings before interest, tax, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

** Dividend cover excluding impairment charge and related tax credit.

19.       Statutory Accounts and Audit Opinion

The financial information presented in this interim report does not represent full statutory accounts and has not been reviewed or audited by the Company’s auditors. Full statutory accounts for the year ended 31 December 2013 prepared in accordance with IFRS, upon which the auditors have given an unqualified audit report, have been filed with the Registrar of Companies.

20.       Board Approval

This announcement was approved by the Board of Directors of CRH plc on 18 August 2014.

21.       Distribution of Interim Report

This interim report is available on the Group's website (www.crh.com). A printed copy is available to the public at the Company's registered office. Details of the Scrip Dividend Offer in respect of the interim 2014 dividend will be posted to shareholders on 11 September 2014.

PRINCIPAL RISKS AND UNCERTAINTIES

Principal financial and reporting risks and uncertainties

Under Irish Company law (Regulation 5(4)(c)(ii) of the Transparency (Directive 2004/109/EC) Regulations 2007), the Group is required to give a description of the principal risks and uncertainties which it faces. These risks and uncertainties reflect the international scope of the Group’s operations and the Group’s decentralised structure.

Strategic Risks and Uncertainties

Industry cyclicality: The level of construction activity in local and national markets is inherently cyclical being influenced by a wide variety of factors including global and national economic circumstances, ongoing austerity programmes in the developed world, governments’ ability to fund infrastructure projects, consumer sentiment and weather conditions. The Group’s financial performance may also be negatively impacted by unfavourable swings in fuel and other commodity/raw material prices. The adequacy and timeliness of management’s responses to unfavourable events are of critical importance.

Political and economic uncertainty: As an international business, CRH operates in many countries with differing, and in some cases, potentially fast-changing economic, social and political conditions. Changes in these conditions, or in the governmental and regulatory requirements in any of the countries in which CRH operates (with particular reference to developing markets), may, for example, adversely affect CRH's business thus leading to possible deterioration in financial performance and/or restrictions on future growth opportunities.

Commodity products and substitution: CRH faces strong volume and price competition across its product lines. In addition, existing products may be replaced by substitute products which CRH does not produce or distribute. Against this backdrop, if CRH fails to generate competitive advantage through differentiation and innovation across the value chain (for example, through superior product quality, engendering customer loyalty or excellence in logistics), market share, and thus financial performance, may decline.

Acquisition activity: Growth through acquisition is a key element of CRH’s strategy. CRH may not be able to continue to grow as contemplated in its business plan if it is unable to identify attractive targets (including potential new platforms for growth), execute full and proper due diligence, raise funds on acceptable terms, complete such acquisition transactions, integrate the operations of the acquired businesses and realise anticipated levels of profitability and cash flows.

Divestment programme: On foot of the Group-wide portfolio review, which commenced in November 2013, an orderly, multi-year divestment programme is ongoing. This programme is focused on those businesses which do not meet the Group’s returns and growth criteria and/or do not provide the required strategic fit. Failure to divest some of these business units may lead to (i) suboptimal capital allocation; (ii) unnecessary diversion of management time; and (iii) lower future returns.

Joint ventures and associates: CRH does not have a controlling interest in certain of the businesses (i.e. joint ventures and associates) in which it has invested and may invest; the greater complexity inherent in these arrangements accompanied by the need for proactive relationship management may restrict the Group’s ability to generate adequate returns and to develop and grow its business.

Human resources: Existing processes to recruit, develop and retain talented individuals and promote their mobility within a decentralised Group may be inadequate thus giving rise to management attrition and difficulties in succession planning and potentially impeding the continued realisation of the Group’s core strategy of performance and growth.

Corporate communications: As a publicly-listed company, CRH undertakes regular communication with its stakeholders. Given that these communications may contain forward-looking statements, which by their nature involve uncertainty, actual results and developments may differ from those communicated due to a variety of external and internal factors, thereby creating possible reputational risk.

Cyber and information technology: As a result of the proliferation of information technology in the world today, CRH is exposed to security threats to its digital infrastructure which might lead to interference with production processes, the theft of private data or misrepresentation of information regarding CRH via digital media. In addition to potential irretrievability or corruption of critical data, CRH could suffer reputational losses and incur significant financial costs in remediation.

Financial Reporting Risks and Uncertainties

Sustainability: CRH is subject to stringent and evolving laws, regulations, standards and best practices in the area of sustainability (comprising corporate governance, environmental management and climate change (specifically capping of emissions), health and safety management and social performance) which may give rise to increased ongoing remediation and/or other compliance costs and may adversely affect the Group’s reported results and financial condition.

Laws and regulations: CRH is subject to many laws and regulations (both local and international), including those relating to competition law, corruption, fraud and taxation, throughout the many jurisdictions in which it operates and is thus exposed to changes in those laws and regulations and to the outcome of any investigations conducted by governmental, international and other regulatory authorities, which may result in increased costs, the imposition of fines and/or sanctions for non-compliance and may damage the Group’s reputation.

Financial instruments: CRH uses financial instruments throughout its businesses giving rise to interest rate, foreign currency, credit/counterparty and liquidity risks. A downgrade of CRH’s credit ratings and/or any increase in market interest rates may give rise to increases in funding costs in respect of debt and may impair the Group’s ability to raise funds on acceptable terms. In addition, insolvency of the financial institutions with which CRH conducts business (or a downgrade in their credit ratings) may lead to losses in CRH’s derivative assets or cash and cash equivalents balances or render it more difficult either to utilise the Group’s existing debt capacity or obtain financing for the Group’s operations.

Defined benefit pension schemes: CRH operates a number of defined benefit pension schemes in certain of its operating jurisdictions. The assets and liabilities of these schemes may exhibit significant period-on-period volatility attributable primarily to asset valuations, changes in bond yields and longevity. In addition to future service contributions, significant cash contributions may be required to remediate deficits applicable to past service.

Insurance counterparties: In its worldwide insurance programme, the Group carries appropriate levels of insurance for typical business risks (including product liability) with various leading insurance companies. However, in the event of the failure of one or more of its insurance counterparties, the Group could be impacted by losses where recovery from such counterparties is not possible.

Foreign currency translation: CRH’s activities are conducted primarily in the local currency of the country of operation resulting in low levels of foreign currency transactional risk. The principal foreign exchange risks to which the consolidated financial statements are exposed pertain to adverse movements in reported results when translated into euro (which is the Group’s reporting currency) together with declines in the euro value of the Group’s net investments which are denominated in a wide basket of currencies other than the euro.

Goodwill impairment: Significant under-performance in any of CRH’s major cash-generating units or the divestment of businesses in the future may give rise to a material write-down of goodwill which would have a substantial impact on the Group’s income and equity.

Inspections by Public Company Accounting Oversight Board (“PCAOB”): Our auditors, like other independent registered public accounting firms operating in Ireland and a number of other European countries, are not currently permitted to be subject to inspection by the PCAOB, and as such, investors are deprived of the benefits of PCAOB inspections.

As demonstrated by CRH’s record, the Group’s management team has substantial and long experience in dealing with the impact of these risks.

RESPONSIBILITY STATEMENT

The Directors of CRH plc, being the persons responsible within CRH plc, confirm that to the best of their knowledge:

1)
the Condensed Consolidated Unaudited Financial Statements for the six months ended 30 June 2014 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting, the accounting standard applicable to interim financial reporting adopted pursuant to the procedure provided for under Article 6 of Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002, and give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group for the six months ended 30 June 2014;

2)	the interim management report includes a fair review of:

I.	the important events that have occurred during the first six months of the financial year, and their impact on the condensed consolidated set of financial statements;

II.	the principal risks and uncertainties for the remaining six months of the financial year;

III.
any related parties' transactions that have taken place in the first six months of the current financial year that have materially affected the financial position or the performance of the enterprise during that period;  and

IV.
any changes in the related parties' transactions described in the 2013 Annual Report that could have had a material effect on the financial position or performance of the enterprise in the first six months of the current financial year.

***********

This statement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this presentation and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

Albert Manifold	Chief Executive

Maeve Carton	Finance Director

CRH public limited company
(Registrant)

Date: 19 August 2014

By:___/s/Maeve Carton___
M. Carton
Finance Director